Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio Data)

	Years Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$161,976	$320,658	$220,174	$(132,786)	$(132,173)
Add:
Fixed charges	156,010	150,661	153,236	149,090	122,286
Amortization of capitalized interest	1,722	1,573	1,385	1,216	1,012
Distributions from joint ventures	—	2,500	7,587	7,956	6,364
Less:
Interest capitalized	(3,414)	(5,549)	(5,667)	(4,501)	(7,737)
Preferred distributions	(1,925)	—	—	—	—
Total earnings	$314,369	$469,843	$376,715	$20,975	$(10,248)
Fixed charges:
Interest expense, net	$138,350	$131,868	$132,281	$127,119	$90,535
Interest capitalized	3,414	5,549	5,667	4,501	7,737
Rental expense interest factor (a)	12,321	13,244	15,288	17,470	24,014
Preferred distributions	1,925	—	—	—	—
Total fixed charges plus preferred distributions	$156,010	$150,661	$153,236	$149,090	$122,286
Ratio of earnings to fixed charges	2.0x	3.1x	2.5x	(b)	(c)

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.